UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

Harumi Building, 2-5-9 Kotobashi

Sumida-ku, Tokyo, 130-0022

Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Convocation of the 20th Annual General Meeting of Shareholders

In accordance with the rules and regulations of the Japanese Companies Act, Tokyo Lifestyle Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law (the “Company”), has sent a notice and accompanying information, including proxy instructions, to all holders of its ordinary shares and American Depositary Shares with respect to its 20th Annual General Meeting of Shareholders to be held in Tokyo, Japan on June 26, 2026 (the “Notice”). A complete copy of the Notice is furnished hereto as Exhibit 99.1.

Exhibit 99.1 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Proposal of a Year-End Dividend

In the Notice, the Company proposed that the shareholders approve a year-end dividend of JPY1.890 per share (the “Year-End Dividend”). Upon shareholders’ approval, the Year-End Dividend distribution will become effective on June 30, 2026 and be payable from September 14, 2026 to September 30, 2026 to all shareholders of record as of March 31, 2026 (Japan Standard Time), with an American depositary receipt record date of March 31, 2026 (Eastern Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

Date: June 12, 2026	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Convocation of Annual General Meeting of Shareholders to be held on June 26, 2026

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